10 Springhill Dr., Suite 17
Grass Valley, CA 95945

July 29, 2022

Via Edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Attention:	Patrick Fullem

Re:	BrewBilt Brewing Company

Registration Statement on Form S-1

Filed June 10, 2022

File No. 333-265528

Dear Mr. Fullem:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, BrewBilt Brewing Company hereby requests acceleration of the effective date of the above-referenced Registration Statement to 5:00 p.m. on August 2, 2022, or as soon thereafter as is practicable.

Please contact Zev M. Bomrind of Fox Rothschild LLP, counsel to the Company, at (212) 878-7951, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Jef Lewis
Jef Lewis
Chief Executive Officer